

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2024

Ya Li
Chief Executive Officer and Chairman of the Board
Lichen China Ltd
15th Floor, Xingang Square, Hubin North Road,
Siming District, Xiamen City,
Fujian Province, China, 361013

> **Re: Lichen China Ltd**
>   **Registration Statement on Form F-3**
>   **Filed February 21, 2024**
>   **File No. 333-277230**

Dear Ya Li:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William Rosenstadt